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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____________)*

Axcan Pharma Inc. (AXCA)
(Name of Issuer)

Common Shares
(Title of Class of Securities)

054923107
(CUSIP Number)

Alan Fournier c/o Pennant Capital Management, LLC 26 Main Street, Suite 203 Chatham, NJ 07928
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	054923107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pennant Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

5,508,000

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER	[_]

5,508,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,508,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.95%

14.	TYPE OF REPORTING PERSON

IA, OO

CCUSIP No.	054923107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alan Fournier c/o Pennant Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

5,508,000

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER	[_]

5,508,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,508,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.95%

14.	TYPE OF REPORTING PERSON

IN

CCUSIP No.	054923107

Item 1.	Security and Issuer.

The name of the issuer is Axcan Pharma, Inc., a Quebec corporation (the "Issuer").  The address of the Issuer's offices is 597 Laurier Boulevard, Mont-Saint-Hilaire, Quebec, Canada J3H 6C4.  This schedule relates to the Issuer's Common Shares (the "Shares").

Item 2.	Identity and Background.

(a-c, f)	This Schedule 13D is being filed by Pennant Capital Management, LLC, a Delaware limited liability company (“Pennant Capital”), and Alan Fournier, a United States citizen (each a “Reporting Person” and collectively the “Reporting Persons”). The principal business address of the Reporting Persons is 26 Main Street, Suite 203, Chatham, NJ 07928. Pennant Capital serves as the investment manager of Pennant Offshore Partners, Ltd. and Pennant Windward Fund, Ltd., each a Cayman Islands investment fund, and to Pennant Onshore Partners, LP,; Pennant Onshore Qualified, LP, Pennant Spinnaker Fund, LP, and Pennant Windward Fund, LP, each a Delaware investment fund (each a “Fund” and collectively the “Funds”). Mr. Fournier serves as the managing member of Pennant Capital and is primarily responsible for all investment decisions regarding each Fund’s investment portfolio. The Shares reported herein are held in the portfolios of the Funds.

(d)	Alan Fournier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Pennant Capital Management, LLC may be deemed to beneficially own 5,508,000 Shares.

As of the date hereof Alan Fournier may be deemed to beneficially own 5,508,000 Shares.

No borrowed funds were used to purchase the Shares reported herein, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer’s charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer’s management, the Issuer’s Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value including, but not limited to, the resolution of the Issuer’s current regulatory issues, its plans with respect to financial matters, improving the composition of the Board of Directors if they lack the skills and experience needed in order to handle the difficult and complex challenges that the Issuer currently faces, the implementation of corporate governance reforms and changes in the Issuer’s management.  The Reporting Persons have attached as Exhibit C to this Schedule 13D the letter, dated December 4, 2007 (the “Letter”), from Pennant Capital Management, LLC (“Pennant”) to the Board of Directors of the Issuer.  The Letter states that Pennant intends to call upon the Issuer to disclose full details of the process undertaken to realize (i) the highest value for the Issuer, (ii) the ongoing role, compensation and ownership of management and directors in the new company, and (iii) the fairness option.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 5,508,000 Shares, or 9.95% of the Shares of the Issuer, based upon the 55,370,361 Shares outstanding as of October 31, 2007, according to the Issuer’s website.

Pennant Capital Management, LLC shares the power to vote or direct the vote of 5,508,000 Shares to which this filing relates.

Pennant Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

Pennant Capital Management, LLC shares the power to dispose or direct the disposition of the 5,508,000 Shares to which this filing relates.

Pennant Capital Management, LLC has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

Pennant Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Alan Fournier shares the power to vote or direct the vote of 5,508,000 Shares to which this filing relates.

Alan Fournier has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

Alan Fournier shares the power to dispose or direct the disposition of the 5,508,000 Shares to which this filing relates.

Alan Fournier has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

Alan Fournier specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Each of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the Shares reported herein.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Funds were all effected in broker transactions as set forth on Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer Exhibit C: Letter to the Board of Directors of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 2007
(Date)

PENNANT CAPITAL MANAGEMENT, LLC*
/s/ Alan Fournier
Name: Alan Fournier Title: Managing Member ALAN FOURNIER* /s/ Alan Fournier
Alan Fournier

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Common Shares of Axcan Pharma, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 5th day of December, 2007.

PENNANT CAPITAL MANAGEMENT, LLC*
/s/ Alan Fournier
Name: Alan Fournier Title: Managing Member ALAN FOURNIER* /s/ Alan Fournier
Alan Fournier

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Exhibit B

TRANSACTIONS IN THE SHARES

Date of Transaction	Number of Shares Purchased/(Sold)	Price of Shares

10/5/07	(10,979)	21.14
10/8/07	(1,751)	20.96
10/9/07	(2,158)	20.96
10/11/07	(17,258)	20.95
10/12/07	(43,799)	20.96
10/19/07	14,607	20.61
10/22/07	95,393	19.84
10/23/07	50,000	19.90
10/25/07	11,000	19.95
10/26/07	129,000	20.52
10/30/07	120,000	20.83
10/31/07	410,000	20.39
11/2/07	50,000	18.77
11/28/07	170,000	18.14
11/29/07	1,000,000	22.60
11/30/07	687,900	22.58
12/3/07	400,000	22.53

Exhibit C

LETTER TO THE BOARD OF DIRECTORS

December 4, 2007

Mr. Leon Gosselin
Chairman
Axcan Pharma Inc.
597 Laurier Boulevard
Mont-Saint-Hilaire, Quebec J35 6C4
Canada

Dear Chairman and Members of the Board,

 We are writing to express our disappointment in the valuation that was obtained for the Company in the recently announced proposed transaction with TPG Capital.  While we support selling the Company, we believe the valuation indicated is inadequate considering the strong cash flows of the business coupled with significant net cash on the balance sheet.  In order to support any proposed transaction and to fully understand that management and the Board have appropriately explored all alternatives to maximize shareholder value, the proxy materials that will be provided to shareholders must disclose full details of the process undertaken to realize the highest value for the Company, the ongoing role, compensation and ownership of management and directors in the new entity and the fairness opinion.

Due to our concerns on the valuation of the transaction, the quality of the auction performed and the potential for conflicts to exist with management and the directors, shareholders require that the Board include full details of the process that was undertaken. Details of the process should include when the process started, all strategic or other investors contacted, all bids received including whether from strategic or financial buyers, any modification of bids and any periods of exclusive negotiation.

We believe that the absolute valuation of the proposed transaction is low relative to the prospects of the business. The proposed takeout price values the Company at $1.3 billion.  The enterprise value is only $1 billion net of the $310 million in net cash on the balance sheet (or>$5.50 per share).  Last year the Company generated over $100 million in free cash flow (FCF) and $135 million in EBITDA (excluding the one-time acquired in process R&D charge of $10 million).  This implies a 10% FCF/EV yield or a multiple of 7.4x EV/EBITDA which we believe is significantly undervaluing the future cash flows of the Company.  We believe the Company is worth at least $25/share using a relatively conservative 8x EBITDA multiple which still results in a high single digit FCF yield.

While the recent press release states that the acquisition was completed at a 28% premium over the average trading price of the common shares on November 28th , we believe that the more relevant time period to look at is the last 90 days over which time period most of the negotiations likely took place.  The stock price over that time period averaged $19.68 with a 52-week high closing at $21.29 during that period.  The premium over the average of that time period was only 19% which we consider inadequate considering the strong performance of the business (most recently demonstrated in the last quarter’s results) and the significant cash generating capabilities of the business on a go forward basis.  Ironically, if the deal had been announced the day after the release of the Company’s most recent strong financial results, the premium would certainly have been smaller or perhaps non existent.

The timing of the deal announcement also causes us concern.  The stock had been trading at 52 week highs, north of $20/share in October based on very strong results including beating revenue and earnings estimates for the last 8 quarters in a row, while being valued at a discount to peers and having>$5/share in net cash.  A report was released recommending shorting the stock that caused a 14% decline in the share price from October 31st to the average closing the week prior to the announcement of the deal.  After reviewing the report with the analyst in detail, it became clear that there was no new factual information, and in our opinion, misinterpretation of the impending risks the Company faced.  This was coupled with a valuation analysis that was not reflective of the strong balance sheet, cash flows and earnings power of the Company under any scenario.

The deal was then announced concurrently with very strong revenue and earnings report that, coupled with guidance, likely would have driven a recovery in the stock price.  So we are very concerned that the timing of the deal was announced so that the premium looked much more substantial than it would have if the stock had merely reacted appropriately to the latest facts about the operating and balance sheet strength of the Company.

We believe that the Company has done an outstanding job in improving the core business as continues to be evidenced by the strong financial results.  We are concerned that the strength of the business is being undervalued by TPG Capital.  We strongly urge the Board, as a part of their fiduciary responsibility, to fully disclose the details of the process and evaluation to allow us to assess the fairness of this transaction.

Sincerely,

Alan P. Fournier
Managing Member
Pennant Capital Management, LLC

SK 03461 0004 835507